EXHIBIT 12.1

        Computation of the Historical Ratio of Earnings to Fixed Charges
                                    (000'S)

                                                                                                            NINE
                                                                                                           MONTHS
                                                                   YEAR ENDED DECEMBER 31,                  ENDED
                                                      --------------------------------------------------   SEP 30,
                                                       1994        1995       1996       1997      1998     1999
                                                      -------    -------    -------    -------   -------   -------
Fixed charges:
Interest expense ..................................   $   294    $ 1,115    $ 2,810    $   491   $ 2,601   $ 5,657
Capitalized interest ..............................      --         --         --          151     2,293     1,126
Interest element of rentals .......................     1,180      1,589      1,669      2,534     3,090     2,524
                                                      -------    -------    -------    -------   -------   -------
Total .............................................   $ 1,474    $ 2,704    $ 4,479    $ 3,176   $ 7,984   $ 9,307
                                                      =======    =======    =======    =======   =======   =======

Earnings:
Net income (loss) .................................   $  (600)   $  (989)   $(2,379)   $ 3,554   $ 6,062   $ 2,554
Plus:
Provision for income taxes ........................       101       --           75      1,999     4,042     3,672
Fixed charges less interest capitalized ...........     1,474      2,704      4,479      3,025     5,691     8,181
Cumulative effect of change in accounting principle      --         --         --         --        --       2,954
                                                      -------    -------    -------    -------   -------   -------
                                                      $   975    $ 1,715    $ 2,175    $ 8,578   $15,795   $17,361
                                                      =======    =======    =======    =======   =======   =======

Ratio of earnings to fixed charges (1) (2) ........      --         --         --         2.70      1.98      1.87
                                                      -------    -------    -------    -------   -------   -------

  (1) In computing the ratio of earnings to fixed charges, (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense (including amounts capitalized) and the estimated interest portion of rents.

  (2) As a result of the net losses in 1994, 1995 and 1996, earnings did not cover fixed charges for those years by $499, $989 and $2,304, respectively.